SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

ARDEN SAGE MULTI-STRATEGY FUND, L.L.C.
(Name of Issuer)

ARDEN SAGE MULTI-STRATEGY FUND, L.L.C.
(Name of Person(s) Filing Statement)

UNITS OF LIMITED LIABILITY COMPANY INTERESTS
(Title of Class of Securities)

N/A
(CUSIP Number of Class of Securities)

Craig Krawiec
Arden Sage Multi-Strategy Fund, L.L.C.
c/o Arden Asset Management LLC
375 Park Avenue
32nd Floor
New York, New York 10152

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

With a copy to:
George M. Silfen, Esq.
Kramer Levin Naftalis & Frankel LLP
1177 Avenue of the Americas
New York, New York 10036
(212) 715-9522

December 26, 2013
(Date Tender Offer First Published,
Sent or Given to Security Holders)

CALCULATION OF FILING FEE

Transaction Valuation: $15,000,000.00 (a)	Amount of Filing Fee: $2,046.00 (b)

(a)	Calculated as the aggregate maximum purchase price for Units.

(b)	Calculated at $136.40 per $1,000,000 of the Transaction Valuation.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:

Form or Registration No.:

Filing Party:

Date Filed:

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:

ITEM 1.	SUMMARY TERM SHEET.

As stated in the offering documents of Arden Sage Multi-Strategy Fund, L.L.C. (formerly named Robeco-Sage Multi-Strategy Fund, L.L.C.) (the “Fund”), the Fund is offering to purchase units of limited liability company interests in the Fund (a “Unit” or “Units,” as the context requires) from members of the Fund (the “Members”) at their net asset value (that is, the value of the Fund’s assets minus its liabilities, multiplied by the proportionate interest in the Fund a Member desires to tender).  The offer to purchase Units (the “Offer”) will remain open until 12:00 midnight, Eastern time, on January 24, 2014 (the “Expiration Date”) unless the Offer is extended.  The net asset value of the Units will be calculated for this purpose as of March 31, 2014 or, if the Offer is extended, approximately 65 days after the Expiration Date (in each case, the “Valuation Date”).  The Fund reserves the right to adjust the Valuation Date as a result of any extension of the Offer.  The Fund will review the net asset value calculation of Units during the Fund’s audit for its fiscal year ending March 31, 2014, which the Fund expects will be completed by the end of May 2014 and the audited net asset value will be used to determine the final amount to be paid for tendered Units.

Members may tender all of their Units or a portion of their Units (defined as a specific dollar value or as a number of Units).  Each Member that tenders Units that are accepted for purchase by the Fund will be given a non-interest bearing, non-transferable promissory note (the “Note”) entitling the Member to receive an amount equal to the unaudited net asset value of the Units tendered (valued in accordance with the Fund’s Limited Liability Company Agreement, as the same may be amended (the “LLC Agreement”)), determined as of the Valuation Date.  The Note will entitle the Member to be paid an amount equal to the value, determined as of the Valuation Date, of the Units being purchased (subject to adjustment upon completion of the annual audit of the Fund’s financial statements).  This amount will be the value of the Member’s capital account (or the portion thereof being purchased) determined as of the Valuation Date and will be based on the net asset value of the Fund’s assets determined as of that date, after giving effect to all allocations to be made as of that date.

If a Member tenders all of its Units, the Note will entitle the Member to receive an initial payment in cash or marketable securities (valued in accordance with the LLC Agreement) equal to 95% of the unaudited net asset value of the Units tendered by the Member that are accepted for purchase by the Fund (the “Initial Payment”) and will be paid to the Member up to one month after the Valuation Date or, if the Fund has requested withdrawals of its capital from any portfolio funds in order to finance the purchase of Units, within ten business days after the Fund has received at least 90% of the aggregate amount withdrawn by the Fund from such portfolio funds.

The Note will also entitle the Member to receive a contingent payment (the “Contingent Payment”) equal to the excess, if any, of (a) the unaudited net asset value of the Units tendered as of the Valuation Date, as it may be adjusted based upon the annual audit of the Fund’s financial statements, over (b) the Initial Payment.  The Contingent Payment will be payable promptly after the completion of the Fund’s annual audit.  Proceeds of the Initial Payment and the Contingent Payment will be wire transferred directly to an account designated by the Member.

If a Member tenders a portion of its Units, the Note will entitle the Member to a payment in cash or marketable securities (valued in accordance with the LLC Agreement) equal to 100% of the unaudited net asset value of the Units tendered by the Member that are accepted for purchase by the Fund.  Payment pursuant to the Note will be made to the Member’s account approximately one month after the Valuation Date, or, if the Fund has requested withdrawals of its capital from any portfolio funds in order to finance the purchase of Units, within ten business days after the Fund has received at least 90% of the aggregate amount withdrawn by the Fund from such portfolio funds.

If the Fund accepts the tender of all or a portion of a Member’s Units, the Fund will make payment for Units it purchases from one or more of the following sources:  cash on hand, the proceeds of the sale of and/or delivery of portfolio securities held by the Fund, the withdrawals of its capital from portfolio funds in which it has invested, or by borrowings (which the Fund currently does not expect to do).

The Offer remains open to Members until 12:00 midnight, Eastern time, on January 24, 2014, the expected Expiration Date.  Until this time, Members have the right to change their minds and withdraw the tenders of their Units.  Members will also have the right to withdraw tenders of their Units at any time after February 24, 2014, if such Units have not yet been accepted for purchase by the Fund.

Unless otherwise instructed on the cover letter to this Offer, a Member who would like the Fund to purchase all or a portion of its Units, should complete, sign and either (i) mail (via certified mail return receipt requested) or otherwise deliver a Letter of Transmittal, attached to this document as Exhibit C, to Arden Sage Multi-Strategy Fund, L.L.C. c/o UMB Fund Services, Inc., at P.O. Box 2175, Milwaukee WI 53201, Attention:  Tender Offer Administrator, or (ii) fax it to UMB Fund Services, Inc. (“UMB”) at (816) 860-3140, so that it is received before 12:00 midnight, Eastern time, on January 24, 2014.  If the Member chooses to fax the Letter of Transmittal, it should mail the original Letter of Transmittal to UMB promptly after it is faxed (although the original does not have to be received before 12:00 midnight, Eastern time, on January 24, 2014).  Members who are clients of certain brokers may be instructed on the cover letter to this Offer to contact their financial intermediary directly in order to have the Fund purchase all or a portion of their Units.  Such Members must contact their financial intermediary to ensure the proper completion and submission of the necessary documentation.

Of course, the value of the Units will change between October 31, 2013 (the last time prior to the date of this filing as of which net asset value has been calculated) and the Valuation Date.  Members may obtain the estimated net asset value of their Units, which the Fund will calculate monthly based upon the information the Fund receives from the managers of the portfolio funds in which it invests, by contacting UMB, at (877) 491-4991 or at the address listed above, Monday through Friday, except holidays, during normal business hours of 9:00 a.m. to 5:00 p.m. (Central time).

Please note that just as each Member has the right to withdraw the tender of its Units, the Fund has the right to cancel, amend or postpone this Offer at any time before 12:00 midnight, Eastern time, on January 24, 2014.  Also realize that, although the Offer expires on January 24, 2014, a Member that tenders all of its Units will remain a Member in the Fund notwithstanding the Fund’s acceptance of the Member’s Units for purchase through the Valuation Date.  Accordingly, the value of tendered Units will remain at risk, until the Valuation Date, because of its investment pursuant to the Fund’s investment program.

ITEM 2.	ISSUER INFORMATION.

(a)    The name of the issuer is Arden Sage Multi-Strategy Fund, L.L.C.  The Fund is registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as a closed-end, non-diversified, management investment company.  It is organized as a Delaware limited liability company.  The principal executive office of the Fund is located at 375 Park Avenue, 32nd Floor, New York, NY 10152, and the telephone number is (212) 751-5252.

(b)    The title of the securities that are the subject of the Offer is Units of limited liability company interests or portions thereof in the Fund.  As of the close of business on October 31, 2013 there was approximately $56.4 million outstanding in capital of the Fund, represented by Units (based on the estimated unaudited net asset value of such Units).  Subject to the conditions set forth in the Offer, the Fund will purchase up to $15 million of Units that are tendered by Members and not withdrawn as described above in Item 1, subject to any extension of the Offer.

(c)    Units are not traded in any market, and any transfer thereof is strictly limited by the terms of the Fund’s LLC Agreement.

ITEM 3.	IDENTITY AND BACKGROUND OF FILING PERSON.

(a)    The name of the filing person is Arden Sage Multi-Strategy Fund, L.L.C.  The Investment Adviser of the Fund is Arden Asset Management LLC (the “Adviser”).  The principal executive office of the Fund and the Adviser is located at 375 Park Avenue, 32nd Floor, New York, NY 10152, and the telephone number is (212) 751-5252.  The Fund’s Managers are Craig Krawiec, Charles S. Crow, III, Richard B. Gross and David C. Reed.  Their address is Arden Sage Multi-Strategy Fund, L.L.C. c/o Arden Asset Management LLC, 375 Park Avenue, 32nd Floor, New York, NY 10152.  The Fund invests substantially all of its assets in Arden Sage Multi-Strategy Master Fund, L.L.C. (the “Master Fund”).

ITEM 4.	TERMS OF THIS TENDER OFFER.

(a)                                         (i)               Subject to the conditions set forth in the Offer, the Fund will purchase up to $15 million of Units that are tendered by Members and not withdrawn (in accordance with Item 1) prior to 12:00 midnight, Eastern time, on January 24, 2014 or any later date as corresponds to any extension of the offer, in each case, the Expiration Date.

(ii)             The purchase price of Units tendered to the Fund for purchase will be their net asset value as of the Valuation Date.

Members may tender all of their Units or a portion of their Units defined as a specific dollar value or as a number of Units.  Each Member that tenders Units that are accepted for purchase by the Fund will be given a Note promptly after the acceptance of such Units.  The Note will entitle the Member to be paid an amount equal to the value, determined as of the Valuation Date, of the Units purchased (subject to adjustment upon completion of the next annual audit of the Fund’s financial statements).  This amount will be the value of the Member’s capital account (or the portion thereof being purchased) determined as of the Valuation Date and will be based upon the unaudited net asset value of the Fund’s assets as of that date, after giving effect to all allocations to be made as of that date.  If a Member tenders all of its Units, the Note will entitle the Member to receive an Initial Payment in an amount equal to 95% of the unaudited net asset value of the Units repurchased by the Fund, determined as of the date of such repurchase.  Payment of this amount will be made up to one month after the Valuation Date or, if the Fund has requested withdrawals of its capital from any portfolio funds in order to fund the purchase of Units, no later than ten business days after the Fund has received at least 90% of the aggregate amount withdrawn by the Fund from such portfolio funds.  The Note will also entitle a Member to receive the Contingent Payment.  The Contingent Payment will be payable promptly after the completion of the Fund’s next annual audit.  It is anticipated that the annual audit of the Fund’s financial statements will be completed within 60 days after March 31, 2014.

If a Member tenders a portion of its Units, the Note will entitle the Member to a payment in cash and/or marketable securities (valued in accordance with the LLC Agreement) equal to 100% of the unaudited net asset value of the Units tendered by the Member that are accepted for purchase by the Fund.  Payment pursuant to the Note will be made to the Member’s account approximately one month after the Valuation Date, or, if the Fund has requested withdrawals of its capital from any portfolio funds in order to finance the purchase of Units, within ten business days after the Fund has received at least 90% of the aggregate amount withdrawn by the Fund from such portfolio funds.

Although the Fund has retained the option to pay all or a portion of the purchase price by distributing marketable securities, the purchase price will be paid entirely in cash except in the unlikely event that the Board of Managers of the Fund determines that the distribution of securities is necessary to avoid or mitigate any adverse effect of the Offer on the remaining Members.

A copy of:  (a) the Cover Letter to the Offer to Purchase and Letter of Transmittal; (b) the Offer to Purchase; (c) a form of Letter of Transmittal; (d) a form of Notice of Withdrawal of Tender; and (e) forms of Letters from the Fund to Members that will be sent in connection with the Fund’s acceptance of tenders of Units, are attached hereto as Exhibits A, B, C, D and E, respectively.

(iii)            The scheduled expiration date of the Offer is 12:00 midnight, Eastern time, January 24, 2014.

(iv)            Not applicable.

(v)            The Fund reserves the right, at any time and from time to time, to extend the period of time during which the Offer is pending by notifying Members of such extension.  The purchase price of Units tendered by any Member will be the net asset value thereof as of the close of business on the Valuation Date if the Offer expires on the initial Expiration Date or, if the Offer is extended, approximately 65 days after the Expiration Date.  During any such extension, all Units previously tendered and not withdrawn will remain subject to the Offer.  The Fund also reserves the right, at any time and from time to time, up to and including the Expiration Date, to:  (a) cancel the Offer in the circumstances set forth in Section 7 of the Offer and in the event of such cancellation, not to purchase or pay for any Units tendered pursuant to the Offer; (b) amend the Offer; and (c) postpone the acceptance of Units.  If the Fund determines to amend the Offer or to postpone the acceptance of Units tendered, it will, to the extent necessary, extend the period of time during which the Offer is open as provided above and will promptly notify Members.

(vi)            A tender of Units may be withdrawn at any time before 12:00 midnight, Eastern time, January 24, 2014 and, if such Units have not yet been accepted for purchase by the Fund, at any time after February 24, 2014.

(vii)          Unless otherwise instructed on the cover letter to this Offer, Members wishing to tender Units pursuant to the Offer should mail a completed and executed Letter of Transmittal to Arden Sage Multi-Strategy Fund, L.L.C. c/o UMB Fund Services, Inc., P.O. Box 2175, Milwaukee WI 53201, Attention:  Tender Offer Administrator, or fax a completed and executed Letter of Transmittal to UMB, at the fax number set forth on page 2 of the Offer.  The completed and executed Letter of Transmittal must be received by UMB, either by mail or by fax, no later than the Expiration Date.  The Fund recommends that all documents be submitted to UMB by certified mail, return receipt requested, or by facsimile transmission.  A Member choosing to fax a Letter of Transmittal to UMB must also send or deliver the original completed and executed Letter of Transmittal to UMB promptly thereafter.  Members who are clients of certain brokers may be instructed on the cover letter to this Offer to contact their financial intermediary directly in order to tender Units.  Such Members must contact their financial intermediary to ensure the proper completion and submission of the necessary documentation.

Any Member tendering Units pursuant to the Offer may withdraw its tender as described above in Item 4(vi).  To be effective, any notice of withdrawal must be timely received by UMB at Arden Sage Multi-Strategy Fund, L.L.C. c/o UMB Fund Services, Inc, P.O. Box 2175, Milwaukee WI 53201, Attention:  Tender Offer Administrator, or the fax number set forth on page 2 of the Offer.  A form to use to give notice of withdrawal of a tender is available by calling UMB at the telephone number indicated on page 2 of the Offer.  Members who, pursuant to Item 4(a)(vii) of this Offer, are required to provide specific instructions to their financial intermediary to tender Units should also contact their financial intermediary directly for instructions on withdrawing their tender.  A tender of Units properly withdrawn will not thereafter be deemed to be tendered for purposes of the Offer.  However, subsequent to the withdrawal of tendered Units, Units may be tendered again prior to the Expiration Date by following the procedures described above.

(viii)        For purposes of the Offer, the Fund will be deemed to have accepted (and thereby purchased) Units that are tendered when it gives written notice to the tendering Member of its election to purchase such Member’s Units.

(ix)            If more than $15 million of Units are duly tendered to the Fund prior to the Expiration Date and not withdrawn, the Fund may in its sole discretion: (a) accept the additional Units permitted to be accepted pursuant to Rule 13e-4(f)(1)(ii) under the Securities Exchange Act of 1934, as amended (the “1934 Act”); or (b) amend and extend the Offer to increase the amount of Units that the Fund is offering to purchase.  In the event the amount of Units duly tendered exceeds the amount of Units the Fund has offered to purchase pursuant to the Offer or any amendment thereof (including the amount of Units, if any, the Fund may be willing to purchase as permitted by Rule 13e-4(f)(1)(ii) under the 1934 Act), the Fund will accept Units duly tendered on or before the Expiration Date for payment on a pro rata basis based on the aggregate net asset value of tendered Units.  The Offer may be extended, amended or canceled in various other circumstances described in (v) above.

(x)             The purchase of Units pursuant to the Offer may have the effect of increasing the proportionate interest in the Fund of Members who do not tender Units.  Members that retain their Units may be subject to increased risks that may possibly result from the reduction in the Fund’s aggregate assets resulting from payment for the Units tendered.  These risks include the potential for greater volatility due to decreased diversification.  However, the Fund believes that this result is unlikely given the nature of the Fund’s investment program.  A reduction in the aggregate assets of the Fund may result in Members that do not tender Units bearing higher costs to the extent that certain expenses borne by the Fund are relatively fixed and may not decrease if assets decline.  These effects may be reduced or eliminated to the extent that additional purchases for Units are made by new and existing Members on January 2, 2014 and thereafter from time to time.

(xi)            Not applicable.

(xii)          The following discussion is a general summary of the federal income tax consequences of the purchase of Units by the Fund from Members pursuant to the Offer.  Members should consult their own tax advisors for a complete description of the tax consequences to them of a purchase of their Units by the Fund pursuant to the Offer.

In general, a Member from which Units are purchased by the Fund will be treated as receiving a distribution from the Fund.  Such Member generally will not recognize income or gain as a result of the purchase, except to the extent (if any) that the amount of consideration received by the Member exceeds such Member’s then-adjusted tax basis in such Member’s Units.  A Member’s basis in such Units will be adjusted for income, gain or loss allocated (for tax purposes) to such Member for periods prior to the purchase of such Units.  Cash distributed to a Member in excess of the adjusted tax basis of such Member’s Units is taxable as a capital gain or ordinary income, depending on the circumstances.  A Member that has all of its Units purchased by the Fund may recognize a loss, but only to the extent that the amount of consideration received from the Fund is less than the Member’s then-adjusted tax basis in such Member’s Units.

As part of the Emergency Economic Stabilization Act of 2008, the Fund is required to report to Members and the Internal Revenue Service the “cost basis” of Units and the character of realized gains and losses attributable to Units acquired by a Member on or after January 1, 2012 (“Covered Units”) and subsequently repurchased.  These requirements do not apply to investments through a tax-deferred arrangement, such as a 401(k) plan or an individual retirement plan.  The “cost basis” of a Unit is generally its purchase price adjusted for dividend reinvestments, return of capital, and other corporate actions.  Cost basis is used to determine whether a sale of the Units results in a gain or loss.  If a Member has Covered Units repurchased during any year, then the Fund will report the cost basis of such Covered Units to the IRS and the Member on Form 1099-B.  The Fund permits Members to elect from among several IRS-accepted cost basis methods to calculate the cost basis in their Covered Units.  If a Member does not affirmatively elect a cost basis method, then the Fund’s default cost basis calculation method, which is currently the FIFO (first-in, first-out) method, will be applied to their account.  The cost basis method elected or applied may not be changed after the settlement date of a sale of Units.  If a Member hold Units through a broker, the Member should contact that broker with respect to the reporting of cost basis and available elections for their account.  Investors are urged to consult their own tax advisors regarding specific questions about application of the new cost basis reporting rules and, in particular, which cost basis calculation method to elect.

(b)    To the Fund’s knowledge, no executive officer, Manager, or other affiliate plans to tender, and the Fund presently has no plans to purchase the Units of any executive officer, Manager or other affiliate of the Fund pursuant to the Offer.

(c)    Not applicable.

(d)    Not applicable.

(e)    Not applicable.

(f)    Not applicable.

ITEM 5.	PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS WITH RESPECT TO THE ISSUER’S SECURITIES.

The Fund’s Prospectus (the “Prospectus”) and the LLC Agreement, which were provided to each Member in advance of subscribing for Units, provide that the Fund’s Board of Managers has the discretion to determine whether the Fund will purchase Units from Members from time to time pursuant to written tenders.  The Prospectus also states that the Adviser expects that it will recommend to the Board of Managers that the Fund purchase Units from Members four times each year, effective as of the last day of each calendar quarter.  The Fund has previously offered to purchase Units from Members pursuant to written tenders effective as of June 29, 2007, December 31, 2007, June 30, 2008, December 31, 2008, June 30, 2009, December 31, 2009, March 31, 2010, June 30, 2010, September 30, 2010, December 31, 2010, March 31, 2011, June 30, 2011, September 30, 2011, December 31, 2011, March 31, 2012, June 30, 2012, September 30, 2012, December 31, 2012, March 31, 2013, June 30, 2013, September 30, 2013 and December 31, 2013.

The Fund is not aware of any contract, arrangement, understanding or relationship relating, directly or indirectly, to this tender offer (whether or not legally enforceable) between:  (i) the Fund and the Adviser or any Manager of the Fund or any person controlling the Fund or controlling the Adviser or any Manager of the Fund; and (ii) any person, with respect to Units.  However, the LLC Agreement provides that the Fund shall be dissolved if the Units of any Member that has submitted a written request, in accordance with the terms of the LLC Agreement, to tender all of its Units for purchase by the Fund have not been repurchased within a period of two years of the request.

ITEM 6.	PURPOSES OF THIS TENDER OFFER AND PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.

(a)    The purpose of the Offer is to provide liquidity to Members that hold Units, as contemplated by and in accordance with the procedures set forth in the Prospectus and the LLC Agreement.

(b)    Units that are tendered to the Fund in connection with the Offer will be retired. The Fund currently expects that it will accept purchases for Units as of January 2, 2014 and as of the first business day of each month thereafter, or more or less frequently in the sole discretion of the Board of Managers.

(c)    Except as described below, neither of the Fund, the Adviser or the Board of Managers has any plans or proposals that relate to or would result in:  (1) the acquisition by any person of additional Units (other than the Fund’s intention to accept purchases for Units on the first business day of each month and from time to time in the discretion of the Fund), or the disposition of Units; (2) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Fund; (3) any material change in the present distribution policy or indebtedness or capitalization of the Fund; (4) any change in the identity of the current members of the Board of Managers, or in the management of the Fund including, but not limited to, any plans or proposals to change the term of members of the Board of Managers or to change any material term of the investment advisory arrangements with the Adviser; (5) a sale or transfer of a material amount of assets of the Fund (other than as the Board of Managers determines may be necessary or appropriate to fund all or a portion of the purchase price for Units to be acquired pursuant to the Offer or in connection with the ordinary portfolio transactions of the Fund); (6) any other material change in the Fund’s structure or business, including any plans or proposals to make any changes in its fundamental investment policies, as amended, for which a vote would be required by Section 13 of the 1940 Act; or (7) any changes in the LLC Agreement or other actions that might impede the acquisition of control of the Fund by any person.  Because Units are not traded in any market, Sections (6), (7) and (8) of Regulation M-A § 229.1006 (c) are not applicable to the Fund.

ITEM 7.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a)    The Fund expects that the purchase price for Units acquired pursuant to the Offer, which will not exceed $15 million (unless the Fund elects to purchase a greater amount), will be derived from one or more of the following sources:  (i) cash on hand; (ii) the proceeds of the sale of and/or delivery of securities and portfolio assets held by the Fund; and (iii) possibly borrowings, as described in paragraph (b), below.  The Fund will segregate, with its custodian, cash or U.S. government securities or other liquid securities equal to the value of the amount estimated to be paid under any Notes as described above.

(b)    None of the Fund, the Adviser or the Board of Managers has determined at this time to borrow funds to purchase Units tendered in connection with the Offer.  However, depending on the dollar amount of Units tendered and prevailing general economic and market conditions, the Fund, in its sole discretion, may decide to seek to borrow money to finance all or a portion of the purchase price for Units, subject to compliance with applicable law.  If the Fund finances any portion of the purchase price in that manner, it will deposit assets in a special custody account with its custodian, to serve as collateral for any amounts so borrowed, and if the Fund were to fail to repay any such amounts, the lender would be entitled to satisfy the Fund’s obligations from the collateral deposited in the special custody account.  The Fund expects that the repayment of any amounts borrowed will be made from additional funds contributed to the Fund by existing and/or new Members, or from the proceeds of the sale of securities and portfolio assets held by the Fund.

(c)    Not Applicable.

(d)    Not Applicable.

ITEM 8.	INTEREST IN SECURITIES OF THE ISSUER.

(a)    Other than the acceptance of purchases for Units on November 1, 2013 and December 2, 2013, there have been no transactions involving Units that were effected during the past 60 days by the Fund, the Adviser, any Manager or any person controlling the Fund, the Adviser or any Manager.

ITEM 9.	PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

No persons have been employed, retained or are to be compensated by the Fund to make solicitations or recommendations in connection with the Offer.

ITEM 10.	FINANCIAL STATEMENTS.

(a)    (1)    Reference is made to the following financial statements of the Fund, which the Fund has prepared and furnished to Members pursuant to Rule 30d-l under the 1940 Act and filed with the Securities and Exchange Commission (the “SEC”) pursuant to Rule 30b2-1 under the 1940 Act, and which are incorporated by reference in their entirety for the purpose of filing this Schedule TO:

Audited Financial Statements for the Period Ended March 31, 2012, previously filed with the SEC on Form N-CSR on June 8, 2012.

Unaudited Financial Statements for the Period Ended September 30, 2012, previously filed with the SEC on Form N-CSR on December 7, 2012.

Audited Financial Statements for the Period Ended March 31, 2013, previously filed with the SEC on Form N-CSR on June 10, 2013.

Unaudited Financial Statements for the Period Ended September 30, 2013, previously filed with the SEC on Form N-CSR on December 6, 2013.

(2)            The Fund is not required to and does not file quarterly unaudited financial statements under the 1934 Act.  The Fund does not have shares, and consequently does not have earnings per share information.

(3)             Not applicable.

(4)             The Fund does not have shares, and consequently does not have book value per share information.

(b)    The Fund’s assets will be reduced by the amount of the tendered Units that are repurchased by the Fund.  Thus, income relative to assets may be affected by the Offer.  The Fund does not have shares and consequently does not have earnings or book value per share information.

ITEM 11.	ADDITIONAL INFORMATION.

(a)                 (1)                None.

(2)               None.

(3)                Not applicable.

(4)                Not applicable.

(5)                None.

(b)    Certain Arden entities, but not the Fund or the Master Fund, were named in claims by the Fairfield Sentry Foreign Representatives in bankruptcy and the Madoff trustee in bankruptcy based on certain Arden vehicles having been past redeemers from so-called feeder funds.  The Arden management company is bearing all expenses relating to these claims, which Arden believes to be without merit, and Arden believes that there will not ultimately be any recovery under these claims.  Accordingly, Arden believes these claims are not material to the Arden management company or any other Arden entity.

ITEM 12.	EXHIBITS.

Reference is hereby made to the following exhibits which collectively constitute the Offer to Members and are incorporated herein by reference:

A.	Cover Letter to the Offer to Purchase and Letter of Transmittal.

B.	Offer to Purchase.

C.	Form of Letter of Transmittal.

D.	Form of Notice of Withdrawal of Tender.

E.	Forms of Letters from the Fund to Members in connection with the Fund’s acceptance of tenders of Units.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ARDEN SAGE MULTI-STRATEGY FUND, L.L.C.

By:	/s/ Craig Krawiec
Name: Craig Krawiec
Title: Principal Manager

December 26, 2013

EXHIBIT INDEX

EXHIBIT

A.	Cover Letter to the Offer to Purchase and Letter of Transmittal.

B.	Offer to Purchase.

C.	Form of Letter of Transmittal.

D.	Form of Notice of Withdrawal of Tender.

E.	Forms of Letters from the Fund to Members in Connection with the Fund’s Acceptance of Tenders of Units.

EXHIBIT A

Cover Letter to the Offer to Purchase and Letter of Transmittal

[Arden Sage Multi-Strategy Fund, L.L.C. Letterhead]

IF YOU DO NOT WANT TO SELL YOUR
UNITS OF LIMITED LIABILITY COMPANY INTERESTS
AT THIS TIME, PLEASE DISREGARD THIS NOTICE.
THIS IS SOLELY A NOTIFICATION OF THE FUND’S TENDER OFFER.

December 26, 2013

Dear Arden Sage Multi-Strategy Fund, L.L.C. Member:

We are writing to inform you of important dates relating to a tender offer by Arden Sage Multi-Strategy Fund, L.L.C. (formerly named Robeco-Sage Multi-Strategy Fund, L.L.C.) (the “Fund”) pursuant to which the Fund is offering to repurchase units of limited liability company interests in the Fund (“Units”), as described in the attached Offer to Purchase.

INFORMATION ABOUT THE TENDER OFFER

The tender offer period will begin on December 26, 2013 and will end at 12:00 midnight, Eastern time, on January 24, 2014.  The purpose of the tender offer is to provide liquidity to members that hold Units.  Units may be presented to the Fund for purchase only by tendering them during one of the Fund’s announced tender offers.

Should you wish to tender all or a portion of your Units for purchase by the Fund during this tender offer period, please complete and return the enclosed Letter of Transmittal in the enclosed postage-paid envelope or by fax so that it arrives no later than January 24, 2014.  If you do not wish to tender your Units, simply disregard this notice.  NO ACTION IS REQUIRED IF YOU DO NOT WISH TO TENDER ANY OF YOUR UNITS AT THIS TIME.

All tenders of Units must be received by UMB Fund Services, Inc. either by mail or by fax (if by fax, please deliver an original, executed copy promptly thereafter) in good order by January 24, 2014.

If you have any questions, please refer to the attached Offer to Purchase document, which contains additional important information about the tender offer, or call UMB Fund Services, Inc. at (877) 491-4991.

Sincerely,

Arden Sage Multi-Strategy Fund, L.L.C.

Cover Letter to the Offer to Purchase and Letter of Transmittal

[For clients of certain brokers]

[Arden Sage Multi-Strategy Fund, L.L.C. Letterhead]

IF YOU DO NOT WANT TO SELL YOUR
UNITS OF LIMITED LIABILITY COMPANY INTERESTS
AT THIS TIME, PLEASE DISREGARD THIS NOTICE.
THIS IS SOLELY A NOTIFICATION OF THE FUND’S TENDER OFFER.

December 26, 2013

Dear Arden Sage Multi-Strategy Fund, L.L.C. Member:

We are writing to inform you of important dates relating to a tender offer by Arden Sage Multi-Strategy Fund, L.L.C. (formerly named Robeco-Sage Multi-Strategy Fund, L.L.C.) (the “Fund”) pursuant to which the Fund is offering to repurchase units of limited liability company interests in the Fund (“Units”), as described in the attached Offer to Purchase.

INFORMATION ABOUT THE TENDER OFFER

The tender offer period will begin on December 26, 2013 and will end at 12:00 midnight, Eastern time, on January 24, 2014.  The purpose of the tender offer is to provide liquidity to members that hold Units.  Units may be presented to the Fund for purchase only by tendering them during one of the Fund’s announced tender offers.

Should you wish to tender all or a portion of your Units for purchase by the Fund during this tender offer period, please contact your Financial Advisor (“FA”) who will provide you with a customized Tender Offer Form for your account.  Contained in this Offer kit is a sample Tender Offer Form which is for your reference only.

The Tender Offer Form generated for your account will need to be signed and returned to your FA by midnight, Eastern time, on January 24, 2014.  Upon receiving signed documentation, your FA will submit the form and enter the order for processing.

If you do not wish to tender your Units, simply disregard this notice.  NO ACTION IS REQUIRED IF YOU DO NOT WISH TO TENDER ANY OF YOUR UNITS AT THIS TIME.

If you have any questions, please refer to the attached Offer to Purchase document, which contains additional important information about the tender offer, or call your FA.

Sincerely,

Arden Sage Multi-Strategy Fund, L.L.C.

EXHIBIT B

Offer to Purchase

ARDEN SAGE MULTI-STRATEGY FUND, L.L.C.

OFFER TO PURCHASE UP TO $15 MILLION OF OUTSTANDING
UNITS AT NET ASSET VALUE (as of March 31, 2014)

DATED DECEMBER 26, 2013

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT
12:00 MIDNIGHT, EASTERN TIME, JANUARY 24, 2014,
UNLESS THE OFFER IS EXTENDED

To the Members of

Arden Sage Multi-Strategy Fund, L.L.C.:

Arden Sage Multi-Strategy Fund, L.L.C., a closed-end, non-diversified, management investment company organized as a Delaware limited liability company (the “Fund”), is offering to purchase for cash on the terms and conditions set forth in this offer to purchase (the “Offer to Purchase”) and the related Letter of Transmittal (which together with the Offer to Purchase constitutes the “Offer”) up to $15 million of Units of the Fund or portions thereof pursuant to tenders by members of the Fund (the “Members”) at a price equal to their unaudited net asset value as of March 31, 2014, if the Offer expires on January 24, 2014, or, if the Offer is extended, approximately 65 days after the expiration date of the Offer (in each case, the “Valuation Date”).  (As used in this Offer, the term “Unit” or “Units,” as the context requires, shall refer to the units of the Fund and portions thereof representing beneficial interests in the Fund.)  If the Fund elects to extend the tender period, for the purpose of determining the purchase price for tendered Units, the net asset value of such Units will be determined at the close of business on the Valuation Date.  This Offer is being made to all Members and is not conditioned on any minimum amount of Units being tendered, but is subject to certain conditions described below.  Units are not traded on any established trading market and are subject to strict restrictions on transferability pursuant to the Fund’s Limited Liability Company Agreement, as the same may be amended (the “LLC Agreement”).

Members should realize that the value of the Units tendered in this Offer likely will change between October 31, 2013 (the last time net asset value was calculated) and the Valuation Date.  Members tendering their Units should also note that they will remain Members in the Fund, with respect to the Units tendered and accepted for purchase by the Fund, through the Valuation Date.  Accordingly, the value of a tendered Unit will remain at risk until the Valuation Date, because of its investment pursuant to the Fund’s investment program.

Any tendering Members that wish to obtain the estimated net asset value of their Units should contact UMB Fund Services, Inc. at the telephone number or address set forth below, Monday through Friday, except holidays, during normal business hours of 9:00 a.m. to 5:00 p.m. (Central time).  Members desiring to tender all or any portion of their Units in accordance with the terms of the Offer should follow the instructions set forth in Section 4 below.

Arden Sage Multi-Strategy Fund, L.L.C.

IMPORTANT

None of the Fund, its Adviser or its Board of Managers makes any recommendation to any Member as to whether to tender or refrain from tendering Units.  Members must make their own decisions whether to tender Units, and, if they choose to do so, the portion of their Units to tender.

Because each Member’s investment decision is a personal one, based on its financial circumstances, no person has been authorized to make any recommendation on behalf of the Fund as to whether Members should tender Units pursuant to the Offer.  No person has been authorized to give any information or to make any representations in connection with the Offer other than those contained herein or in the Letter of Transmittal.  If given or made, such recommendation and such information and representations must not be relied on as having been authorized by the Fund.

This transaction has not been approved or disapproved by the Securities and Exchange Commission (the “SEC”) nor has the SEC or any state securities commission passed on the fairness or merits of such transaction or on the accuracy or adequacy of the information contained in this document.  Any representation to the contrary is unlawful.

Questions and requests for assistance and requests for additional copies of the Offer may be directed to the Fund’s service agent.

UMB Fund Services, Inc.
P.O. Box 2175
Milwaukee, Wisconsin 53201
Attn:  Tender Offer Administrator

Phone:  (877) 491-4991

Fax:       (816) 860-3140

Arden Sage Multi-Strategy Fund, L.L.C.
TABLE OF CONTENTS

1	Background and Purpose of the Offer.	6
2	Offer to Purchase and Price.	7
3	Amount of Tender.	7
4	Procedure for Tenders.	7
5	Withdrawal Rights.	8
6	Purchases and Payment.	8
7	Certain Conditions of the Offer.	10
8	Certain Information About the Fund.	11
9	Certain Federal Income Tax Consequences.	11
10	Miscellaneous.	12

Arden Sage Multi-Strategy Fund, L.L.C.

SUMMARY TERM SHEET

As stated in the offering documents of Arden Sage Multi-Strategy Fund, L.L.C. (hereinafter “we” or the “Fund”), we will purchase your units of limited liability company interests (a “Unit” or “Units” as the context requires) at their net asset value (that is, the value of the Fund’s assets minus its liabilities, multiplied by the proportionate interest in the Fund you desire to tender).  This offer to purchase Units (the “Offer”) will remain open until 12:00 midnight, Eastern time, on January 24, 2014 unless the Offer is extended (the “Expiration Date”).

The net asset value of the Units will be calculated for this purpose as of March 31, 2014 or, if the Offer is extended, approximately 65 days after the Expiration Date (in each case, the “Valuation Date”).  The Fund reserves the right to adjust the Valuation Date as a result of any extension of the Offer.  The Fund will review the net asset value calculation of the Units during the Fund’s audit for its fiscal year ending March 31, 2014, which the Fund expects will be completed by the end of May 2014 and the audited net asset value will be used to determine the final amount paid for tendered Units.

You may tender all of your Units or a portion of your Units defined as a specific dollar value or as a number of Units.  If you tender all or a portion of your Units and we purchase those Units, we will give you a non-interest bearing, transferable promissory note (the “Note”) entitling you to an amount equal to the net asset value of the Units tendered (valued in accordance with the Fund’s Limited Liability Company Agreement, as the same may be amended (the “LLC Agreement”)), determined as of the Valuation Date.

The Note will entitle a member of the Fund (the “Member”) to be paid an amount equal to the value, determined as of the Valuation Date, of the Units being purchased (subject to adjustment upon completion of the next annual audit of the Fund’s financial statements).  This amount will be the value of the Member’s capital account (or the portion thereof being purchased) determined as of the Valuation Date and will be based on the unaudited net asset value of the Fund’s assets determined as of that date, after giving effect to all allocations to be made as of that date.

If you tender all of your Units, the Note will be mailed to you and will entitle you to an initial payment in cash and/or marketable securities (valued according to the LLC Agreement) equal to 95% of the unaudited net asset value of the Units (the “Initial Payment”), which will be paid to you up to one month after the Valuation Date or, if we have requested withdrawals of capital from any portfolio funds in order to fund the purchase of Units, ten business days after we have received at least 90% of the aggregate amount withdrawn from such portfolio funds.

The Note will also entitle you to a contingent payment (the “Contingent Payment”) equal to the excess, if any, of (a) the unaudited net asset value of the Units tendered as of the Valuation Date (as it may be adjusted based upon the next annual audit of the Fund’s financial statements) over (b) the Initial Payment.  The Contingent Payment will be payable promptly after the completion of the Fund’s next annual audit.

Arden Sage Multi-Strategy Fund, L.L.C.

If you tender a portion of your Units, the Note will entitle you to a payment in cash or marketable securities (valued in accordance with the LLC Agreement) equal to 100% of the unaudited net asset value of your Units which will be paid to your account approximately one month after the Valuation Date, or if we have requested withdrawals of capital from any portfolio funds in order to fund the purchase of Units, within ten business days after we have received at least 90% of the aggregate amount withdrawn from such portfolio funds.

If we accept the tender of all or a portion of your Units, we will pay you your proceeds from:  cash on hand, withdrawals of capital from the portfolio funds in which we have invested, the proceeds of the sale of and/or delivery of portfolio securities held by the Fund and/or by borrowing if the Offer is extended (which we do not currently expect to do).

Following this summary is a formal notice of our offer to repurchase your Units.  Our Offer remains open to you until 12:00 midnight, Eastern time, on January 24, 2014, the expected expiration date of the Offer.  Until that time, you have the right to change your mind and withdraw any tender of your Units.  You will also have the right to withdraw the tender of your Units at any time after February 24, 2014, assuming your Units have not yet been accepted for repurchase.

Unless otherwise instructed on the cover letter to this Offer, if you would like us to repurchase all or a portion of your Units, you should: (i) mail the Letter of Transmittal, enclosed with the Offer, to Arden Sage Multi-Strategy Fund, L.L.C. c/o UMB Fund Services, Inc. at P.O. Box 2175, Milwaukee WI 53201, Attention:  Tender Offer Administrator, or (ii) fax it to UMB Fund Services, Inc. (“UMB”) at (816) 860-3140, so that it is received before 12:00 midnight, Eastern time, on January 24, 2014.  If you fax the Letter of Transmittal, you should mail the original Letter of Transmittal to UMB promptly after you fax it (although the original does not have to be received before 12:00 midnight, Eastern time, on January 24, 2014).  Members who are clients of certain brokers may be instructed on the cover letter to this Offer to contact their financial intermediary directly in order to have the Fund repurchase all of a portion of their Units.  Such Members must contact their financial intermediary to ensure the proper completion and submission of the necessary documentation.

The value of your Units will change between October 31, 2013 (the last time net asset value was calculated) and the Valuation Date.

If you would like to obtain the estimated net asset value of your Units, which we calculate monthly, based upon the information we receive from the managers of the investment funds in which we invest, you may contact UMB at (877) 491-4991, Monday through Friday, except holidays, during normal business hours of 9:00 a.m. to 5:00 p.m. (Central time).

Arden Sage Multi-Strategy Fund, L.L.C.

Please note that just as you have the right to withdraw the tender of Units, we have the right to cancel, amend or postpone this Offer at any time before 12:00 midnight, Eastern time, on January 24, 2014.  Also realize that although the Offer expires on January 24, 2014, you will remain a Member of the Fund, with respect to the Units tendered and accepted for purchase by the Fund, through the Valuation Date.  Accordingly, the value of your tendered interest will remain at risk until the Valuation Date, because of its investment pursuant to the Fund’s investment program.

1.    Background and Purpose of the Offer.

The purpose of this Offer is to provide liquidity to Members who hold Units, as contemplated by and in accordance with the procedures set forth in the Fund’s Prospectus (the “Prospectus”), and the LLC Agreement.  The Prospectus and the LLC Agreement, which were provided to each Member in advance of subscribing for Units, provide that the Board of Managers has the discretion to determine whether the Fund will purchase Units from Members from time to time pursuant to written tenders.  The Prospectus also states that Arden Asset Management LLC, the investment adviser of the Fund (the “Adviser”), expects that it will recommend to the Board of Managers that the Fund purchase Units from Members four times each year, effective as of the last day of each calendar quarter.  The Fund has previously offered to purchase Units from Members pursuant to written tenders effective as of June 29, 2007, December 31, 2007, June 30, 2008, December 31, 2008, June 30, 2009, December 31, 2009, March 31, 2010, June 30, 2010, September 30, 2010, December 31, 2010, March 31, 2011, June 30, 2011, September 30, 2011, December 31, 2011, March 31, 2012, June 30, 2012, September 30, 2012, December 31, 2012, March 31, 2013, June 30, 2013, September 30, 2013 and December 31, 2013. Because there is no secondary trading market for Units and transfers of Units are prohibited without prior approval of the Fund, the Board of Managers has determined, after consideration of various matters, including but not limited to those set forth in the Prospectus, that the Offer is in the best interest of Members in order to provide liquidity for Units as contemplated in the Prospectus and the LLC Agreement.

The purchase of Units pursuant to the Offer may have the effect of increasing the proportionate interest in the Fund of Members who do not tender Units.  Members that retain their Units may be subject to increased risks that may possibly result from the reduction in the Fund’s aggregate assets resulting from payment for the Units tendered.  These risks include the potential for greater volatility due to decreased diversification.  However, the Fund believes that this result is unlikely given the nature of the Fund’s investment program.  A reduction in the aggregate assets of the Fund may result in Members that do not tender Units bearing higher costs to the extent that certain expenses borne by the Fund are relatively fixed and may not decrease if assets decline. These effects may be reduced or eliminated to the extent that additional purchases for Units are made by new and existing Members on January 2, 2014 and thereafter from time to time.

Units that are tendered to the Fund in connection with this Offer will be retired.  The Fund currently expects that it will accept purchases for Units as of January 2, 2014 and as of the first business day of each month thereafter, but is under no obligation to do so.

Arden Sage Multi-Strategy Fund, L.L.C.

2.    Offer to Purchase and Price.

Subject to the conditions of the Offer, the Fund will purchase up to $15 million of Units that are tendered by Members and not withdrawn (in accordance with Section 5 below) prior to 12:00 midnight, Eastern time, on January 24, 2014 or any later date as corresponds to any extension of the Offer (in each case, the Expiration Date).  The Fund reserves the right to extend, amend or cancel the Offer as described in Sections 3 and 7 below.  The purchase price of Units tendered will be its net asset value as of the Valuation Date, payable as set forth in Section 6.  The Fund reserves the right to adjust the Valuation Date as a result of any extension of the Offer.

As of the close of business on October 31, 2013, there was approximately $56.4 million outstanding in capital of the Fund held in Units (based on the estimated unaudited net asset value of such Units).  Members may obtain monthly estimated net asset value information, which the Fund calculates based upon the information it receives from the managers of the portfolio funds in which the Fund invests, until the expiration of the Offer, by contacting  UMB at the telephone number or address set forth on page 2, Monday through Friday, except holidays, during normal business hours of 9:00 a.m. to 5:00 p.m. (Central time).

3.    Amount of Tender.

Subject to the limitations set forth below, Members may tender all of their Units or a portion of their Units defined as a specific dollar value or as a number of Units, as described below.  The Offer is being made to all Members and is not conditioned on any minimum amount of Units being tendered.

If the amount of Units that are properly tendered pursuant to the Offer and not withdrawn pursuant to Section 5 below is less than or equal to $15 million (or such greater amount as the Fund may elect to purchase pursuant to the Offer), the Fund will, on the terms and subject to the conditions of the Offer, purchase all of the Units so tendered unless the Fund elects to cancel or amend the Offer, or postpone acceptance of tenders made pursuant to the Offer, as provided in Section 7 below.  If more than $15 million of Units are duly tendered to the Fund prior to the Expiration Date and not withdrawn pursuant to Section 5 below, the Fund may in its sole discretion: (a) accept the additional Units permitted to be accepted pursuant to Rule 13e-4(f)(1)(ii) under the Securities Exchange Act of 1934, as amended; or (b) amend and extend the Offer to increase the amount of Units that the Fund is offering to purchase.  In the event the amount of Units duly tendered exceeds the amount of Units the Fund has offered to purchase pursuant to the Offer or any amendment thereof (including the amount of Units, if any, the Fund may be willing to purchase as permitted by Rule 13e-4(f)(1)(ii) under the 1934 Act), the Fund will accept Units duly tendered on or before the Expiration Date for payment on a pro rata basis based on the aggregate net asset value of tendered Units.  The Offer may be extended, amended or canceled in various other circumstances described in Section 7 below.

4.    Procedure for Tenders.

Unless otherwise instructed on the cover letter to the Offer, Members wishing to tender Units pursuant to the Offer should mail a completed and executed Letter of Transmittal to Arden Sage Multi-Strategy Fund, L.L.C. c/o UMB Fund Services, Inc., P.O. Box 2175, Milwaukee WI 53201, Attention: Tender Offer Administrator, or fax a completed and executed Letter of Transmittal to UMB, at the fax number set forth on page 2.  The completed and executed Letter of Transmittal must be received by UMB, either by mail or by fax, no later than 12:00 midnight on the Expiration Date.  Members are clients of certain brokers may be instructed on the cover letter to this Offer to contact their financial intermediary directly in order to have the Fund purchase all of a portion of their Units.  Such Members must contact their financial intermediary to ensure the proper completion and submission of the necessary documentation.

Arden Sage Multi-Strategy Fund, L.L.C.

The Fund recommends that all documents submitted to UMB be via certified mail, return receipt requested, or by facsimile transmission.  A Member choosing to fax a Letter of Transmittal to UMB must also send or deliver the original completed and executed Letter of Transmittal to UMB promptly thereafter.  Members wishing to confirm receipt of a Letter of Transmittal may contact UMB at P.O. Box 2175, Milwaukee WI 53201, Attention:  Tender Offer Administrator or at the telephone number set forth on page 2.  The method of delivery of any documents is at the election and complete risk of the Member tendering Units including, but not limited to, the failure of UMB to receive any Letter of Transmittal or other document submitted by facsimile transmission.  All questions as to the validity, form, eligibility (including time of receipt) and acceptance of tenders will be determined by the Fund, in its sole discretion, and such determination shall be final and binding.  The Fund reserves the absolute right to reject any or all tenders determined by it not to be in appropriate form or the acceptance of or payment for which would, in the opinion of counsel for the Fund, be unlawful.  The Fund also reserves the absolute right to waive any of the conditions of the Offer or any defect in any tender with respect to any particular Unit or any particular Member, and the Fund’s interpretation of the terms and conditions of the Offer will be final and binding.  Unless waived, any defects or irregularities in connection with tenders must be cured within such time as the Fund shall determine.  Tenders will not be deemed to have been made until the defects or irregularities have been cured or waived.  None of the Fund, the Adviser or the Board of Managers shall be obligated to give notice of any defects or irregularities in tenders, nor shall any of them incur any liability for failure to give such notice.

5.    Withdrawal Rights.

Any Member tendering Units pursuant to this Offer may withdraw such tender at any time prior to or on the Expiration Date and, at any time after February 24, 2014, assuming such Member’s Units have not yet been accepted for purchase by the Fund.  To be effective, any notice of withdrawal of a tender must be timely received by UMB at P.O. Box 2175, Milwaukee WI 53201, Attention:  Tender Offer Administrator or the fax number set forth on page 2.  A form to use to give notice of withdrawal of a tender is available by calling UMB at the telephone number indicated on page 2.  Members who, pursuant to Item 4 of this Offer, are required to provide specific instructions to their financial intermediary to tender Units should also contact their financial intermediary directly for instructions on withdrawing their tender.  All questions as to the form and validity (including time of receipt) of notices of withdrawal of a tender will be determined by the Fund, in its sole discretion, and such determination will be final and binding.  A tender of Units properly withdrawn will not thereafter be deemed to be tendered for purposes of the Offer.  However, withdrawn Units may be tendered again prior to the Expiration Date by following the procedures described in Section 4.

Arden Sage Multi-Strategy Fund, L.L.C.

6.    Purchases and Payment.

For purposes of the Offer, the Fund will be deemed to have accepted (and thereby purchased) Units that are tendered as, if and when it gives written notice to the tendering Member of its election to purchase such Units.  As stated in Section 2 above, the purchase price of Units tendered by any Member will be the net asset value thereof as of the Valuation Date.  The net asset value will be determined after all allocations to capital accounts of the Member required to be made by the LLC Agreement have been made.

Members may tender all of their Units or a portion of their Units (defined as a specific dollar value or as a number of Units).  Each Member that tenders Units that are accepted for purchase by the Fund will be given a non-interest bearing, non-transferable Note entitling the Member to receive an amount equal to the unaudited net asset value of the Units tendered (valued in accordance with the LLC Agreement, determined as of the Valuation Date.  The Note will entitle the Member to be paid an amount equal to the value, determined as of the Valuation Date of the Units being purchased (subject to adjustment upon completion of the annual audit of the Fund’s financial statements).  This amount will be the value of the Member’s capital account (or the portion thereof being purchased) determined as of the Valuation Date and will be based on the net asset value of the Fund’s assets determined as of that date, after giving effect to all allocations to be made as of that date.

If a Member tenders all of its Units, the Note will entitle the Member to receive an Initial Payment in cash or marketable securities (valued in accordance with the LLC Agreement) equal to 95% of the unaudited net asset value of the Units tendered by the Member that are accepted for purchase by the Fund, and will be paid to the Member up to one month after the Valuation Date or, if the Fund has requested withdrawals of its capital from any portfolio funds in order to finance the purchase of Units, within ten business days after the Fund has received at least 90% of the aggregate amount withdrawn by the Fund from such portfolio funds.

The Note will also entitle the Member to receive a Contingent Payment equal to the excess, if any, of (a) the unaudited net asset value of the Units tendered as of the Valuation Date, as it may be adjusted based upon the next annual audit of the Fund’s financial statements, over (b) the Initial Payment.  The Contingent Payment will be payable promptly after the completion of the Fund’s annual audit.

If a Member tenders a portion of its Units, the Note will entitle the Member to a payment in cash and/or marketable securities (valued in accordance with the LLC Agreement) equal to 100% of the unaudited net asset value of the Units tendered by the Member that are accepted for purchase by the Fund.  Payment pursuant to the Note will be made to the Member’s account approximately one month after the Valuation Date, or, if the Fund has requested withdrawals of its capital from any portfolio funds in order to finance the purchase of Units, within ten business days after the Fund has received at least 90% of the aggregate amount withdrawn by the Fund from such portfolio funds.

Although the Fund has retained the option to pay all or a portion of the purchase price by distributing marketable securities, the purchase price will be paid entirely in cash except in the unlikely event that the Board of Managers determines that the distribution of securities is necessary to avoid or mitigate any adverse effect of the Offer on the remaining Members of the Fund.

Arden Sage Multi-Strategy Fund, L.L.C.

The Note pursuant to which a tendering Member will receive the payment will be mailed directly to the tendering Member.  Any payment due pursuant to the Note will be made by wire transfer directly to the tendering Member to an account designated by the Member.

The Fund expects that the purchase price for Units acquired pursuant to the Offer, which will not exceed $15 million, (unless the Fund elects to purchase a greater amount) will be derived from:  (a) cash on hand; (b) the proceeds of the sale of securities and portfolio assets held by the Fund; and/or (c) possibly borrowings, as described below.  The Fund will segregate with its custodian cash or U.S. government securities or other liquid securities equal to the value of the amount estimated to be paid under the Note, as described above.  Neither the Fund, nor the Board of Managers, nor the Adviser have determined at this time to borrow funds to purchase Units tendered in connection with the Offer.  However, depending on the dollar amount of Units tendered and prevailing general economic and market conditions, the Fund, in its sole discretion, may decide to finance any portion of the purchase price, subject to compliance with applicable law, through borrowings.  If the Fund finances any portion of the purchase price in that manner, it will deposit assets in a special custody account with its custodian, to serve as collateral for any amounts so borrowed, and if the Fund were to fail to repay any such amounts, the lender would be entitled to satisfy the Fund’s obligations from the collateral deposited in the special custody account.  The Fund expects that the repayment of any amounts borrowed will be made from additional funds contributed to the Fund by existing and/or new Members or from the proceeds of the sale of securities and portfolio assets held by the Fund.

7.    Certain Conditions of the Offer.

The Fund reserves the right, at any time and from time to time, to extend the period of time during which the Offer is pending by notifying Members of such extension.  The purchase price of Units tendered by any Member will be the net asset value thereof as of the Valuation Date.  During any such extension, all Units previously tendered and not withdrawn will remain subject to the Offer.  The Fund also reserves the right, at any time and from time to time up to and including acceptance of tenders pursuant to the Offer, to:  (a) cancel the Offer in the circumstances set forth in the following paragraph and in the event of such cancellation not to purchase or pay for any Units tendered pursuant to the Offer; (b) amend the Offer; and (c) postpone the acceptance of Units.  If the Fund determines to amend the Offer or to postpone the acceptance of Units tendered, it will, to the extent necessary, extend the period of time during which the Offer is open as provided above and will promptly notify Members.

The Fund may cancel the Offer, amend the Offer or postpone the acceptance of tenders made pursuant to the Offer if: (a) the Fund would not be able to liquidate portfolio securities in a manner that is orderly and consistent with the Fund’s investment objectives and policies in order to purchase Units tendered pursuant to the Offer; (b) there is, in the judgment of the Board of Managers, any: (i) legal action or proceeding instituted or threatened challenging the Offer or otherwise materially adversely affecting the Fund; (ii) declaration of a banking moratorium by Federal or state authorities or any suspension of payment by banks in the United States or New York State that is material to the Fund; (iii) limitation imposed by Federal or state authorities on the extension of credit by lending institutions; (iv) suspension of trading on any organized exchange or over-the-counter market where the Fund has a material investment; (v) commencement of war, significant change in armed hostilities or other international or national calamity directly or indirectly involving the United States since the commencement of the Offer that is material to the Fund; (vi) material decrease in the net asset value of the Fund from the net asset value of the Fund as of commencement of the Offer; or (vii) other event or condition that would have a material adverse effect on the Fund or its Members if Units tendered pursuant to the Offer were purchased; or (c) the Board of Managers determines that it is not in the best interest of the Fund to purchase Units pursuant to the Offer.  However, there can be no assurance that the Fund will exercise its right to extend, amend or cancel the Offer or to postpone acceptance of tenders pursuant to the Offer.

Arden Sage Multi-Strategy Fund, L.L.C.

8.    Certain Information About the Fund.

The Fund is registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as a closed-end, non-diversified, management investment company.  It is organized as a Delaware limited liability company.  The principal office of the Fund is located at 375 Park Avenue, 32nd Floor, New York, NY 10152 and the telephone number is (212) 751-5252.  Units are not traded on any established trading market and are subject to strict restrictions on transferability pursuant to the LLC Agreement.  The Fund invests substantially all of its assets in Arden Sage Multi-Strategy Master Fund, L.L.C. (the “Master Fund”).

Except as described below, none of the Fund, the Adviser or the Board of Managers has any plans or proposals that relate to or would result in: (a) the acquisition by any person of additional Units (other than the Fund’s intention to accept purchases for Units on the first business day of each month or more or less frequently in the sole discretion of the Board of Managers) or the disposition of Units; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Fund; (c) any material change in the present distribution policy or indebtedness or capitalization of the Fund; (d) any change in the management of the Fund including, but not limited to, any plans or proposals to change the number or the term of the members of the Board of Managers, to fill any existing vacancy on the Board of Managers, or to change any material term of the investment advisory arrangement with the Adviser; (e) a sale or transfer of a material amount of assets of the Fund (other than as the Board of Managers determines may be necessary or appropriate to finance any portion of the purchase price for Units acquired pursuant to this Offer to Purchase or in connection with ordinary portfolio transactions of the Fund); (f) any other material change in the Fund’s structure or business, including any plans or proposals to make any changes in its fundamental investment policies for which a vote would be required by Section 13 of the 1940 Act; or (g) any changes in the LLC Agreement or other actions that may impede the acquisition of control of the Fund by any person.

To the Fund’s knowledge, no executive officer, Manager, or other affiliate plans to tender, and the Fund presently has no plans to purchase the Units of any executive officer, Manager or other affiliate of the Fund pursuant to the Offer.

Other than the acceptance of purchases for Units on November 1, 2013 and December 2, 2013, there have been no transactions involving the Units that were effected during the past 60 days by the Fund, the Adviser, any Manager or any person controlling the Fund or the Adviser or any Manager.

9.    Certain Federal Income Tax Consequences.

The following discussion is a general summary of the federal income tax consequences of the purchase of Units by the Fund from Members pursuant to the Offer.  Members should consult their own tax advisors for a complete description of the tax consequences to them of a purchase of their Units by the Fund pursuant to the Offer.

Arden Sage Multi-Strategy Fund, L.L.C.

In general, a Member from which Units are purchased by the Fund will be treated as receiving a distribution from the Fund.  Such Member generally will not recognize income or gain as a result of the purchase, except to the extent (if any) that the amount of consideration received by the Member exceeds such Member’s then-adjusted tax basis in such Member’s Units.  A Member’s basis in the Member’s Units will be reduced (but not below zero) by the amount of consideration received by the Member from the Fund in connection with the purchase of such Units.  A Member’s basis in the Member’s Units will be adjusted for income, gain or loss allocated (for tax purposes) to such Member for periods prior to the purchase of such Units.  Cash distributed to a Member in excess of the adjusted tax basis of such Member’s Units is taxable as capital gain or ordinary income, depending on the circumstances.  A Member that has all of its Units purchased by the Fund may recognize a loss, but only to the extent that the amount of consideration received from the Fund is less than the Member’s then-adjusted tax basis in such Member’s Units.

As part of the Emergency Economic Stabilization Act of 2008, the Fund is required to report to Members and the Internal Revenue Service the “cost basis” of Units and the character of realized gains and losses attributable to Units acquired by a Member on or after January 1, 2012 (“Covered Units”) and subsequently repurchased.  These requirements do not apply to investments through a tax-deferred arrangement, such as a 401(k) plan or an individual retirement plan.  The “cost basis” of a Unit is generally its purchase price adjusted for dividend reinvestments, return of capital, and other corporate actions.  Cost basis is used to determine whether a sale of the Units results in a gain or loss.  If a Member has Covered Units repurchased during any year, then the Fund will report the cost basis of such Covered Units to the IRS and the Member on Form 1099-B.  The Fund permits Members to elect from among several IRS-accepted cost basis methods to calculate the cost basis in their Covered Units.  If a Member does not affirmatively elect a cost basis method, then the Fund’s default cost basis calculation method, which is currently the FIFO (first-in, first-out) method, will be applied to their account.  The cost basis method elected or applied may not be changed after the settlement date of a sale of Units.  If a Member hold Units through a broker, the Member should contact that broker with respect to the reporting of cost basis and available elections for their account.  Investors are urged to consult their own tax advisors regarding specific questions about application of the new cost basis reporting rules and, in particular, which cost basis calculation method to elect.

10.    Miscellaneous.

The Offer is not being made to, nor will tenders be accepted from, Members in any jurisdiction in which the Offer or its acceptance would not comply with the securities or Blue Sky laws of such jurisdiction.  The Fund is not aware of any jurisdiction in which the Offer or tenders pursuant thereto would not be in compliance with the laws of such jurisdiction.  However, the Fund reserves the right to exclude Members from the Offer in any jurisdiction in which it is asserted that the Offer cannot lawfully be made.  The Fund believes such exclusion is permissible under applicable laws and regulations, provided the Fund makes a good faith effort to comply with any state law deemed applicable to the Offer.

Arden Sage Multi-Strategy Fund, L.L.C.

Certain Arden entities, but not the Fund or the Master Fund, were named in claims by the Fairfield Sentry Foreign Representatives in bankruptcy and the Madoff trustee in bankruptcy based on certain Arden vehicles having been past redeemers from so-called feeder funds.  The Arden management company is bearing all expenses relating to these claims, which Arden believes to be without merit, and Arden believes that there will not ultimately be any recovery under these claims.  Accordingly, Arden believes these claims are not material to the Arden management company or any other Arden entity.

The Fund has filed an Issuer Tender Offer Statement on Schedule TO with the Securities and Exchange Commission (the “SEC”), which includes certain information relating to the Offer summarized herein.  A free copy of such statement may be obtained from the Fund by contacting UMB at the address and telephone number set forth on page 5 or from the SEC’s internet web site, http://www.sec.gov.  For a fee, a copy may be obtained from the public reference office of the SEC at 100 F Street, N.E., Washington, D.C. 20549 - 0508.

ANNEX A

The following financial statements were previously filed with the SEC and mailed to Members:

Audited Financial Statements for the Period Ended March 31, 2012, previously filed with the SEC on Form N-CSR on June 8, 2012.

Unaudited Financial Statements for the Period Ended September 30, 2012, previously filed with the SEC on Form N-CSR on December 7, 2012.

Audited Financial Statements for the Period Ended March 31, 2013, previously filed with the SEC on Form N-CSR on June 10, 2013.

Unaudited Financial Statements for the Period Ended September 30, 2013, previously filed with the SEC on Form N-CSR on December 6, 2013.

EXHIBIT C

LETTER OF TRANSMITTAL

Regarding

Units

of

ARDEN SAGE MULTI-STRATEGY FUND, L.L.C.

Tendered Pursuant to the Offer to Purchase

Dated December 26, 2013

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE

AT, 12:00 MIDNIGHT, EASTERN TIME, ON JANUARY 24, 2014, AND THIS LETTER OF TRANSMITTAL MUST BE

RECEIVED BY THE FUND BY, 12:00 MIDNIGHT, EASTERN TIME, ON JANUARY 24, 2014 UNLESS THE OFFER IS EXTENDED.

Complete This Letter Of Transmittal And Return Or Deliver To:

Arden Sage Multi-Strategy Fund, L.L.C.
c/o UMB Fund Services, Inc.
P.O. Box 2175
Milwaukee, Wisconsin 53201
Attn:  Tender Offer Administrator

For additional information:

Phone:  (877) 491-4991

Fax:     (816) 860-3140

Arden Sage Multi-Strategy Fund, L.L.C.

Ladies and Gentlemen:

The undersigned hereby tenders to Arden Sage Multi-Strategy Fund, L.L.C. (the “Fund”), a closed-end, non-diversified, management investment company organized under the laws of the State of Delaware, the units of limited liability company interests in the Fund (a “Unit” or “Units” as the context requires) or portion thereof held by the undersigned, described and specified below, on the terms and conditions set forth in the offer to purchase, dated December 26, 2013 (the “Offer to Purchase”), receipt of which is hereby acknowledged, and in this Letter of Transmittal (which together constitute the “Offer”).  THE TENDER AND THIS LETTER OF TRANSMITTAL ARE SUBJECT TO ALL THE TERMS AND CONDITIONS SET FORTH IN THE OFFER TO PURCHASE, INCLUDING, BUT NOT LIMITED TO, THE ABSOLUTE RIGHT OF THE FUND TO REJECT ANY AND ALL TENDERS DETERMINED BY IT, IN ITS SOLE DISCRETION, NOT TO BE IN THE APPROPRIATE FORM.

The undersigned hereby sells to the Fund the Units tendered hereby pursuant to the Offer.  The undersigned hereby warrants that the undersigned has full authority to sell the Units tendered hereby and that the Fund will acquire good title thereto, free and clear of all liens, charges, encumbrances, conditional sales agreements or other obligations relating to the sale thereof, and not subject to any adverse claim, when and to the extent the same are purchased by it.  Upon request, the undersigned will execute and deliver any additional documents necessary to complete the sale in accordance with the terms of the Offer.

The undersigned recognizes that under certain circumstances set forth in the Offer, the Fund may not be required to purchase any of the Units of the Fund or portions thereof tendered hereby.

A promissory note for the purchase price will be mailed to the undersigned.  The initial payment of the purchase price for the Units tendered by the undersigned will be made by wire transfer of the funds to an account designated by the undersigned.  The undersigned hereby represents and warrants that the undersigned understands that any payment in the form of marketable securities would be made by means of special arrangement with the tendering member in the sole discretion of the Board of Managers of the Fund.  The promissory note will also reflect the contingent payment portion of the purchase price (the “Contingent Payment”), if any, as described in Section 6 of the Offer to Purchase.  Any Contingent Payment of cash due pursuant to the promissory note will also be made by wire transfer of funds to the undersigned’s account.  The undersigned recognizes that the amount of the purchase price for Units will be based on the unaudited net asset value of the Fund as of March 31, 2014 or, if the Offer is extended, approximately 65 days after the expiration date of the Offer, as described in Section 7.  The Contingent Payment portion of the purchase price, if any, will be determined upon completion of the audit of the Fund’s financial statements which is anticipated to be completed not later than 60 days after March 31, 2014, the Fund’s fiscal year end, and will be paid promptly thereafter.

All authority herein conferred or agreed to be conferred shall survive the death or incapacity of the undersigned and the obligation of the undersigned hereunder shall be binding on the heirs, personal representatives, successors and assigns of the undersigned.  Except as stated in Section 5 of the Offer to Purchase, this tender is irrevocable.

Arden Sage Multi-Strategy Fund, L.L.C.

PLEASE FAX OR MAIL IN THE ENCLOSED POSTAGE PAID ENVELOPE TO:

Arden Sage Multi-Strategy Fund, L.L.C., c/o UMB Fund Services, Inc., P.O. Box 2175, Milwaukee WI 53201, Attn:  Tender Offer Administrator.

For additional information:  Phone: (877) 491-4991 Fax: (816) 860-3140.

Part 1.	Name and Address:

Name of Member:

Social Security No.

or Taxpayer

Identification No.:

Telephone Number:	( )

Part 2.	Amount of Units of Limited Liability Company Interests in the Fund being Tendered:

☐	All Units.

☐	Portion of Units expressed as a specific dollar value.

$________________

☐	Portion of Units.

Number of Units: ________

Part 3.	Payment.

Cash Payment

Cash Payments shall be wire transferred to the following account:

Arden Sage Multi-Strategy Fund, L.L.C.

Name of Bank

Address of Bank

ABA Number

Account Number

Name Under Which Account Is Held

Promissory Note

The promissory note reflecting both the initial portion of the purchase price and balance due, if applicable, will be mailed directly to the undersigned to the address of the undersigned as maintained in the books and records of the Fund.

Arden Sage Multi-Strategy Fund, L.L.C.

Part 4.	Signature(s).

For Individual Investors and Joint Tenants:	For Other Investors:

Signature	Print Name of Investor
(Signature of Owner(s) Exactly as Appeared on Investor Certification)

Print Name of Investor	Signature
(Signature of Owner(s) Exactly as Appeared on Investor Certification)

Joint Tenant Signature if necessary	Print Name of Signatory and Title
(Signature of Owner(s) Exactly as Appeared on Investor Certification)

Print Name of Joint Tenant	Co-signatory if necessary
(Signature of Owner(s) Exactly as Appeared on Investor Certification)

Print Name and Title of Co-signatory

Date:

Arden Sage Multi-Strategy Fund, L.L.C.

[For clients of certain brokers]

PLEASE CONTACT YOUR MERRILL LYNCH FINANCIAL ADVISOR TO ENSURE THE PROPER COMPLETION AND SUBMISSION OF THE NECESSARY DOCUMENTATION

LETTER OF TRANSMITTAL

Regarding

Units

of

ARDEN SAGE MULTI-STRATEGY FUND, L.L.C.

Tendered Pursuant to the Offer to Purchase

Dated December 26, 2013

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE

AT, 12:00 MIDNIGHT, EASTERN TIME, ON JANUARY 24, 2014, AND THIS LETTER OF TRANSMITTAL MUST BE

RECEIVED BY THE FUND BY, 12:00 MIDNIGHT, EASTERN TIME, ON JANUARY 24, 2014 UNLESS THE OFFER IS EXTENDED.

Arden Sage Multi-Strategy Fund, L.L.C.

Ladies and Gentlemen:

The undersigned hereby tenders to Arden Sage Multi-Strategy Fund, L.L.C. (the “Fund”), a closed-end, non-diversified, management investment company organized under the laws of the State of Delaware, the units of limited liability company interests in the Fund (a “Unit” or “Units” as the context requires) or portion thereof held by the undersigned, described and specified below, on the terms and conditions set forth in the offer to purchase, dated December 26, 2013 (the “Offer to Purchase”), receipt of which is hereby acknowledged, and in this Letter of Transmittal (which together constitute the “Offer”).  THE TENDER AND THIS LETTER OF TRANSMITTAL ARE SUBJECT TO ALL THE TERMS AND CONDITIONS SET FORTH IN THE OFFER TO PURCHASE, INCLUDING, BUT NOT LIMITED TO, THE ABSOLUTE RIGHT OF THE FUND TO REJECT ANY AND ALL TENDERS DETERMINED BY IT, IN ITS SOLE DISCRETION, NOT TO BE IN THE APPROPRIATE FORM.

The undersigned hereby sells to the Fund the Units tendered hereby pursuant to the Offer.  The undersigned hereby warrants that the undersigned has full authority to sell the Units tendered hereby and that the Fund will acquire good title thereto, free and clear of all liens, charges, encumbrances, conditional sales agreements or other obligations relating to the sale thereof, and not subject to any adverse claim, when and to the extent the same are purchased by it.  Upon request, the undersigned will execute and deliver any additional documents necessary to complete the sale in accordance with the terms of the Offer.

The undersigned recognizes that under certain circumstances set forth in the Offer, the Fund may not be required to purchase any of the Units of the Fund or portions thereof tendered hereby.

A promissory note for the purchase price will be mailed to the undersigned.  The initial payment of the purchase price for the Units tendered by the undersigned will be made by wire transfer of the funds to an account designated by the undersigned.  The undersigned hereby represents and warrants that the undersigned understands that any payment in the form of marketable securities would be made by means of special arrangement with the tendering member in the sole discretion of the Board of Managers of the Fund.  The promissory note will also reflect the contingent payment portion of the purchase price (the “Contingent Payment”), if any, as described in Section 6 of the Offer to Purchase.  Any Contingent Payment of cash due pursuant to the promissory note will also be made by wire transfer of funds to the undersigned’s account.  The undersigned recognizes that the amount of the purchase price for Units will be based on the unaudited net asset value of the Fund as of March 31, 2014 or, if the Offer is extended, approximately 65 days after the expiration date of the Offer, as described in Section 7.  The Contingent Payment portion of the purchase price, if any, will be determined upon completion of the audit of the Fund’s financial statements which is anticipated to be completed not later than 60 days after March 31, 2014, the Fund’s fiscal year end, and will be paid promptly thereafter.

All authority herein conferred or agreed to be conferred shall survive the death or incapacity of the undersigned and the obligation of the undersigned hereunder shall be binding on the heirs, personal representatives, successors and assigns of the undersigned.  Except as stated in Section 5 of the Offer to Purchase, this tender is irrevocable.

Tender Offer Request

Order Form - U.S. Investors

Document #:	Client Account:	Prod #/UST CAI #:

Client Name:

Instructions for Submitting a Request for a Tender Offer for Alternative Investments at Bank of America

After discussing the terms of the tender offer or redemption request with the client, the Financial Advisor, Portfolio Manager or registered representative (each, an “Investment Professional”) needs to:

1.	REVIEW CLIENT information
Review all pages of this document for accuracy and completeness.

2.	REVIEW with your CLIENT
Ensure your client understands, verifies and completes all sections of this document.

3.	SIGN and DATE
YOUR CLIENT MUST sign and date the document. (For fiduciary accounts: Instructions for signing requirements are included in the offering kits of each Fund).

4.	SCAN to your desktop, SUBMIT through the Alternative Investments Processing Center
Scan the completed and signed document to your desktop and submit it through the Dashboard on the Alternative Investments Website.

Financial Advisor/Portfolio Manager Attestation

Name:

Production # /
Common Associate ID:	Phone Number:

The undersigned Investment Professional hereby certifies that the client is known to and is a client of the Investment Professional, and has had substantive discussions with the client regarding the client’s investment objectives. The Investment Professional confirms that he/she has a reasonable basis for believing (i) that any and all of the representations made by the client in the Tender Offer / Redemption Request are true and correct, (ii) based on information obtained from the client concerning the client’s investment objectives, other investments, financial situation and needs, and any other information known to the Investment Professional, that a tender, redemption or withdrawal from the Fund is suitable for the client, and (iii) that the client’s contact information on record with the selling agent and as noted on this Tender Offer / Redemption Request is true and correct.

The Investment Professional confirmed that the client is aware of the financial terms and risks applicable to a tender, redemption or withdrawal from the Fund and the specific class(es) and series of units or shares (or other form of interest) issued by each Fund in which the client currently invests.

Investment
Professional Signature:	Date:

Document #:	Client Account:	Prod #/UST CAI #:
1 of 3
Client Name:

Client(s)/Account Details

Client’s Name(s):

Account Classification:

Client Account:	Social Security # / Tax ID:

Primary Address for
Fund Registration:

Request Tender / Redemption Details

Fund Name

Effective Date	Cut-off Date	Channel	Tender Type				Units (If Partial)

			☐	Full	☐	Partial

Payment – Cash

Cash payment due pursuant to this request will be made directly to Merrill Lynch, Pierce, Fenner & Smith, Inc. or U.S. Trust, as indicated above, who will facilitate the distribution of proceeds into the undersigned’s account.

Document #:	Client Account:	Prod #/UST CAI #:
2 of 3
Client Name:

Document #:	Client Account:	Prod #/UST CAI #:

Client Name:

Signature

The Undersigned acknowledges that this request is subject to all of the terms and conditions set forth in the Offer and the Letter of Transmittal and all capitalized terms used herein have the meaning as defined in the Offer. Except as stated in the Offer, this request is irrevocable. The undersigned acknowledges the absolute right of the Fund to reject any and all tenders determined by Fund, in its sole discretion, not to be in the appropriate form. The Undersigned represents that the Undersigned is the beneficial owner of the Interests in the Fund to which this request relates, or that the person signing this request is an authorized representative of the redeeming investor.

Internal Revenue Code Certification
The Undersigned hereby represents, warrants and certifies as follows (a) under penalties of perjury, by signature below, the Undersigned certifies that the Social Security/Taxpayer ID Number set forth in these Signature Pages is the true, correct and complete Social Security/Taxpayer ID Number of the Undersigned, and the Undersigned is a “United States person” (as defined in Section 7701(a)(30) of the Code) including a U.S. resident alien, (b) under penalties of perjury, by signature below, the Undersigned certifies that the Undersigned is not subject to backup withholding because (i) the Undersigned is exempt from backup withholding, (ii) the Undersigned has not been notified by the Internal Revenue Service that the Undersigned is subject to backup withholding , or (iii) the Internal Revenue Service has notified the Undersigned that the Undersigned is no longer subject to backup withholding, (c) the Undersigned agrees to notify their Investment Professional within 30 days of any change in the information set forth above.

The Internal Revenue Service does not require your consent to any provision of this document other than the certifications required to avoid backup withholding.

Signature 1: Required

Signature:______________________________________________________________________	Date:_______________________

Signer’s Name:_____________________________________________________	Title:____________________________________
(please print)

Signature 2:

Signature:______________________________________________________________________	Date:_______________________

Signer’s Name:_____________________________________________________	Title:____________________________________
(please print)

Document #:	Client Account:	Prod #/UST CAI #:
3 of 3
Client Name:

EXHIBIT D

NOTICE OF WITHDRAWAL OF TENDER

Regarding Units of

ARDEN SAGE MULTI-STRATEGY FUND, L.L.C.

Tendered Pursuant to the Offer to Purchase

Dated December 26, 2013

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE

AT 12:00 MIDNIGHT, EASTERN TIME, ON JANUARY 24, 2014, AND THIS NOTICE OF WITHDRAWAL MUST BE

RECEIVED BY THE FUND BY, 12:00 MIDNIGHT, EASTERN TIME, ON JANUARY 24, 2014, UNLESS THE OFFER IS EXTENDED.

Complete This Notice of Withdrawal And Return Or Deliver To:

Arden Sage Multi-Strategy Fund, L.L.C.
c/o UMB Fund Services, Inc.
P.O. Box 2175
Milwaukee, Wisconsin 53201
Attn:  Tender Offer Administrator

For additional information:

Phone:  (877) 491-4991

Fax:     (816) 860-3140

Arden Sage Multi-Strategy Fund, L.L.C.

Ladies and Gentlemen:

The undersigned wishes to withdraw the tender of its units of limited liability company interests (“Units”) in Arden Sage Multi-Strategy Fund, L.L.C. (the “Fund”), or the tender of a portion of such Units, for purchase by the Fund that previously was submitted by the undersigned in a Letter of Transmittal dated     .

This tender was in the amount of:

☐	All Units.

☐	Portion of Units expressed as a specific dollar value.

$____________

☐	Portion of Units.

Number of Units: ____________

The undersigned recognizes that upon the submission on a timely basis of this Notice of Withdrawal of Tender, properly executed, the Units of the Fund (or portion of the Units) previously tendered will not be purchased by the Fund upon expiration of the tender offer described above.
2

Arden Sage Multi-Strategy Fund, L.L.C.

Signature(s).

For Individual Investors and Joint Tenants:	For Other Investors:

Signature	Print Name of Investor
(Signature of Owner(s) Exactly as Appeared on Investor Certification)

Print Name of Investor	Signature
(Signature of Owner(s) Exactly as Appeared on Investor Certification)

Joint Tenant Signature if necessary	Print Name of Signatory and Title
(Signature of Owner(s) Exactly as Appeared on Investor Certification)

Print Name of Joint Tenant	Co-signatory if necessary
(Signature of Owner(s) Exactly as Appeared on Investor Certification)

Print Name and Title of Co-signatory

Date:
3

EXHIBIT E

Forms of Letters from the Fund to Members in Connection with the Fund’s Acceptance of Tenders of Units.

THIS LETTER IS BEING SENT TO YOU IF YOU TENDERED ALL OF YOUR UNITS OF THE FUND.

Dear Member:

Arden Sage Multi-Strategy Fund, L.L.C. (the “Fund”) has received and accepted for purchase your tender of units of limited liability company interests (“Units”) in the Fund.

Because you have tendered and the Fund has purchased your entire investment, you have been paid a note (“Note”).  The Note entitles you to receive 95% of the purchase price based on the unaudited net asset value of the Fund as of March 31, 2014 (the “Valuation Date”), or the applicable date if the offer is extended, in accordance with the terms of the tender offer.  A cash payment in this amount will be wire transferred to the account designated by you in your Letter of Transmittal dated _______ ,  approximately one month after the Valuation Date, unless the Valuation Date of the Units has changed or the Fund has requested a withdrawal of its capital from the portfolio funds in which it has invested.

The terms of the Note provide that a contingent payment (the “Contingent Payment”) representing the balance of the purchase price, if any, will be paid to you after the completion of the audit of the Fund’s financial statements for the fiscal year ending March 31, 2014, and is subject to a fiscal year end audit adjustment.  This amount will be paid promptly after the conclusion of the fiscal year end audit according to the terms of the tender offer.  We expect the audit to be completed by the end of May 2014.

Should you have any questions, please feel free to contact UMB Fund Services, Inc. at (877) 491-4991.

Sincerely,

Arden Sage Multi-Strategy Fund, L.L.C.

Enclosure

Arden Sage Multi-Strategy Fund, L.L.C.

THIS LETTER IS BEING SENT TO YOU IF YOU TENDERED A PORTION OF YOUR UNITS OF THE FUND.

Dear Member:

Arden Sage Multi-Strategy Fund, L.L.C. (the “Fund”) has received and accepted for purchase your tender of a portion of your units of limited liability company interests (“Units”) in the Fund.

Because you have tendered and the Fund has purchased a portion of your investment, you have been paid a note (“Note”).  The Note entitles you to receive payment of 100% of the purchase price based on the unaudited net asset value of the Fund as of March 31, 2014 (the “Valuation Date”), in accordance with the terms of the tender offer.  A cash payment in this amount will be wire transferred to the account designated by you in your Letter of Transmittal dated               , approximately one month after the Valuation Date, unless the Valuation Date of the Units has changed, or the Fund has requested a withdrawal of its capital from the portfolio funds in which it has invested, in accordance with the terms of the tender offer.

You remain a member of the Fund with respect to the portion of your Units of the Fund that you did not tender.

Should you have any questions, please feel free to contact UMB Fund Services, Inc. at (877) 491-4991.

Sincerely,

Arden Sage Multi-Strategy Fund, L.L.C.

Enclosure

2